UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-33162

RED HAT, INC.
(Exact name of registrant as specified in its charter)

100 East Davie Street Raleigh, North Carolina 27601 (919) 754-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note:  Effective July 9, 2019, Socrates Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of International Business Machines Corporation, a New York corporation, was merged with and into Red Hat, Inc., a Delaware corporation, with Red Hat, Inc. continuing as the surviving corporation and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 19, 2019	RED HAT, INC.

	By:	/s/ Tom Savage
		Name:	Tom Savage
		Title:	Assistant Secretary